Results of Special Meeting of Stockholders (unaudited)

On December 16, 2014, a Special Meeting of Stockholders of Cornerstone Strategic Value Fund, Inc. was held and the following matter was voted upon based on 32,659,069 shares of common stock outstanding on October 27, 2014:

(1)	To approve one-for-four reverse stock split and related amendment to the Articles of Incorporation.

For	Withhold	Broker Non-Votes
21,881,900	5,336,616	603,326